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EMAIL:  AFREEDMAN@OLSHANLAW.COM

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September 13, 2021

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	NextGen Healthcare, Inc. Revised Preliminary Proxy Statement filed by Sheldon Razin, Lance E. Rosenzweig, Kenneth H. Fearn, Jr., and Ruby Sharma Filed on September 2, 2021 File No. 001-12537

Dear Daniel F. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 7, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Sheldon Razin, Lance E. Rosenzweig and the other participants in their solicitation (collectively, the “Razin Group”) and provide the following responses on the Razin Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the definitive proxy statement filed on September 13, 2021 (the “Proxy Statement”).

Revised Preliminary Proxy Statement

Reasons for the Solicitation, page 3

8.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement[] that Mr. Margolis is an “imperial” chairman.

The Razin Group acknowledges the Staff’s comment and provides the following on a supplemental basis. The Razin Group believes that Mr. Margolis is an “imperial” chairman due to the insular culture of the current incumbent Board under the leadership of Chairman Margolis, which has gone to great lengths to either exclude Messrs. Razin and Rosenzweig from certain Board deliberations, or at least not keep them fully informed on decisions made by the Board or certain subsets thereof. Board deliberations that Messrs. Razin and Rosenzweig have been excluded from, or at least kept in the dark on, include, among others, (i) ex-CEO Rusty Frantz’s departure and the negotiation of his separation agreement, (ii) the decision to create the Executive Leadership Committee and Board Oversight Committee following Mr. Frantz’s departure, (iii) the composition of the members of the Executive Leadership Committee and Board Oversight Committee, and (iv) the search process for a new CEO. The Razin Group believes that the underlying motivations and facts with respect to the foregoing decisions and deliberations of the Board should fall under the purview of the whole Board and have requested information from the Company pertaining to these topics and yet, to this day, Messrs. Razin and Rosenzweig requests for information remain unfulfilled.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 13, 2021

In addition, the Razin Group believes that prior behavior exhibited by Chairman Margolis and his allies in the Boardroom has made it clear that dissenting opinions on the Board are not welcomed, and such opinions are consistently met with sharp rebuke. Particularly, with regard to Mr. Rosenzweig, following conversations between himself and Chairman Margolis, he firmly believed that he was not going to be renominated for election to the Board due to his dissenting opinions and not falling in line behind senior leadership. Given this active and continuous exclusion of two members of the Board from material Board deliberations, and the manner in which opposing opinions are treated in the Boardroom, the Razin Group believes it is accurate to label Mr. Margolis as an “imperial” chairman.

We invite the Staff to contact the undersigned with any comments or questions it may have regarding this letter.

Sincerely,
/s/ Andrew M. Freedman
Andrew M. Freedman